UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 16, 2012

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes    ☐    No    ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Incorporation by Reference

The information contained in this Report on Form 6-K shall be incorporated by reference in the prospectuses relating to the Registrant’s debt securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-163800 and 333-172579), as such prospectuses may be amended or supplemented from time to time.

Market Update

On February 16, 2012, Westpac provided the market with an update of its performance for the three months ended December 31, 2011 (the “December 2011 quarter”). The update coincided with the release of Westpac’s Pillar 3 Report for the December 2011 quarter.

Unaudited net profit after tax for the December 2011 quarter was approximately A$1.4 billion, a decline of approximately 5% from the average of unaudited net profit after tax for the three month periods ended September 30, 2011 and June 30, 2011 (together the “previous two quarters”). This reduction was due to the more challenging operating environment which contributed to an A$200 million decline in markets related income. This reduction in net operating income was partially offset by profit on asset sales and accelerated recognition of establishment fees in the Institutional Bank.  In aggregate, these volatile items negatively impacted net operating income by around A$100 million.

Operating environment

The operating environment deteriorated in the December 2011 quarter with slowing global growth and an escalation in the European sovereign debt crisis leading to high market volatility and increased business and consumer caution. In aggregate, the Australian economy performed solidly with continued growth and easing inflation.  However, activity in Australia continues to be uneven with some regions and industries showing little growth.

For the Australian banking sector, ongoing business and consumer caution has led to weak demand for new credit, and a continuing trend of customers paying down existing debt. Deposit growth remains solid, supported by a further rise in deposit interest rates relative to wholesale market rates.  This, combined with a significant increase in wholesale funding costs over the December 2011 quarter, is contributing to a material increase in overall funding costs.

Components of Earnings

•                                Net operating income before operating expenses in the December 2011 quarter was relatively stable, with a reduction of A$7 million, or 0.2%, compared to the average of the previous two quarters, despite a lower contribution from Treasury and Markets.  Treasury and Markets income declined around A$200 million reflecting the more challenging operating environment.  Around two thirds of the decline was due to movements in credit spreads, which negatively impacted the fair value of the liquid asset portfolio and the value of counterparty credit exposures.  Westpac expects these items to continue to be volatile despite the strength of the underlying assets.  The rest of the decline was due mostly to lower Treasury risk management income.  Partially offsetting these items was a profit on asset sales and the accelerated recognition of establishment fees in the Institutional Bank.

•                                Lending increased by 1% between September 30, 2011 and December 31, 2011 with the mix reflecting Westpac’s focus on relationship based facilities and a de-emphasis on price sensitive, single product offers that tend to provide a lower marginal return. We expect this to be an ongoing trend consistent with Westpac’s customer-focused strategy and as Westpac seeks to increase the proportion of lending funded by deposits.

•                                Loan growth was fully funded by an increase of around A$5 billion in customer deposits as at December 31, 2011 compared to September 30, 2011. Almost all the growth in customer deposits was in term deposits.

•                                Net interest margin, on a reported basis, was around 11 basis points lower in the December 2011 quarter compared to the average of the previous two quarters, principally due to higher funding costs and lower Treasury earnings.  Funding costs rose materially through the December 2011 quarter, mostly due to higher deposit costs. This trend continued into the 2012 calendar year with both higher deposit costs and increases in wholesale funding costs further impacting margins.

•                                Wealth income in the December 2011 quarter declined as administration and management fees were impacted by lower average funds under management and funds under administration balances from weaker asset markets.  New platform flows continued to be strong relative to the market. Despite strong sales, insurance earnings were lower reflecting a rise in claims, which tend to be seasonal, and higher reinsurance costs.

•                                Expenses, on a reported basis, were around 1% higher in the December 2011 quarter than the average of the previous two quarters.  The key factors which contributed to this increase included higher restructuring charges associated with Westpac’s productivity initiatives, increased wealth expenses including from more advisors and a higher proportion of project and technology costs being expensed rather than capitalized.  Other expenses were flat or decreased.

•                                Impairment charges of around A$300 million in the December 2011 quarter increased modestly from the average of the previous two quarters.  This increase was principally due to lower institutional write-backs and a few provision top ups to existing stressed assets consistent with some lower asset valuations and the continued subdued operating environment.

Strategic progress

In Westpac’s Annual Report on Form 20-F for the financial year ended September 30, 2011, it outlined a number of metrics that will be used to assess performance against strategic objectives. In the December 2011 quarter:

•                  Customer numbers increased around 1.0% at Westpac Retail & Business Banking and 0.7% in St.George Banking Group (including Bank of Melbourne up 2.5%) over the December 2011 quarter; and

•                  Deposits increased above system across brands, contributing to a 40 basis points rise over the December 2011 quarter in the customer deposit to loan ratio to 63%.

Productivity drive

The productivity program is a central element of Westpac’s strategic agenda to reposition Westpac for the changed operating environment.  In October 2010 initiatives to support Westpac’s investment plans and reduce cost growth were commenced and have continued to deliver both improved service and process efficiencies.  In November 2011, Westpac announced the next phase of its strategy which includes accelerating its productivity agenda.

Initiatives completed during the December 2011 quarter included the implementation of a new operating model, to ensure that Westpac has the right structure to support its strategy. The establishment of Australian Financial Services and Group Services is assisting Westpac to improve productivity by reducing divisional overlaps and management reporting layers in areas such as administration, support and operations.

Westpac has also made good progress with its best sourcing arrangements, although there was little impact on expenses in the December 2011 quarter.  As Westpac progresses these initiatives it will incur additional one-off expenses including from:

•                  Costs associated with streamlining and better documenting systems and processes;

•                  Technology costs to strengthen its infrastructure and enhancing interaction with suppliers; and

•                  Costs associated with restructuring its workforce.

The size, timing and nature of these costs are still being finalized but are not expected to exceed A$200 million.

Asset Quality

•                                Stressed assets to total committed exposures declined over the December 2011 quarter, improving by 15 basis points to 2.33% at December 31, 2011, down from 2.48% at September 30, 2011.

•                                Total stressed assets declined A$1.2 billion over the December 2011 quarter. Most of the decline was in watchlist and substandard rating categories with further upgrades during the quarter and a reduction in both the number and value of new problems emerging.

•                                Total impaired assets were A$164 million lower over the December 2011 quarter with write-offs against individually assessed provisions in the quarter of A$112 million.

•                                Consumer asset quality remained strong and Westpac continued to see the trend of consumers paying down debt.

•                                Mortgage 90+ day delinquencies were 55 basis points at December 31, 2011, unchanged from September 30, 2011.

•                                Mortgage 30+ day delinquencies increased 16 basis points to 1.40% over the December 2011 quarter, largely due to seasonal factors.

•                                Other 90+ day consumer delinquencies increased 4 basis points over the December 2011 quarter.

•                                Total provisions increased by A$68 million over the December 2011 quarter. Provisioning coverage remains strong given the decline in stressed assets. No changes were made to economic overlays in the quarter.

Capital and Funding

•                                Westpac’s Tier 1 capital ratio was 9.80% at December 31, 2011, up from 9.68% at September 30, 2011.  The increase was due to organic growth and included 10 basis points from the St.George tax consolidation (Westpac anticipates that another 17 basis points in capital benefits will emerge from this over the next two years).

•                                The additions to capital were offset by a 1.6% rise in risk weighted assets, mostly due to increased risk weighted assets for operational risk following the implementation of a new operational risk capital model.

•                                Westpac’s common equity ratio at December 31, 2011 was 8.25%, an increase from 8.09% at September 30, 2011.

•                                Westpac has raised A$10 billion in term funding in the financial year to date at an average duration of 4.4 years, including Westpac’s inaugural covered bond issues in the US, Europe and Australia. At December 31, 2011, Westpac’s stable funding ratio was 78%, up 100 basis points from September 30, 2011.

•                                Westpac believes that it remains well positioned to transition to the new Basel III capital and liquidity requirements.

Disclosure regarding forward-looking statements

The information contained in this Report on Form 6-K contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934.  The forward-looking statements include statements regarding our intent, belief or current expectations with respect to our business and operations and results of operations and financial condition.

We use words such as ‘may’, ‘expect’, ‘indicative’, ‘intend’, ‘forecast’, ‘likely’, ‘estimate’, ‘anticipate’, ‘believe’ or similar words to identify forward-looking statements.  These statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions.  Should one or more of the risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from the expectations described herein.  Factors that may impact on the forward-looking statements made include those described in the section entitled “Risk factors” in Westpac’s 2011 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.  When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events.  We are under no obligation, and do not intend, to update any forward-looking statements contained in these materials.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: February 16, 2012	By:	/s/ Sean Crellin
Sean Crellin
Director, Legal